UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from       to

Commission file number 1-9595

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Best Buy Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BEST BUY CO., INC.

7601 Penn Avenue South

Richfield, Minnesota  55423

BEST BUY RETIREMENT SAVINGS PLAN

NOTE:     All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in

Best Buy Retirement Savings Plan

Richfield, MN

We have audited the accompanying statements of net assets available for benefits of Best Buy Retirement Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, net assets available for benefits of the Plan as of December 31, 2008 and 2007, and changes in the net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, are fairly stated in all material  respects when considered in relation to the basic 2008 financial statements taken as a whole.

Minneapolis, Minnesota

June 25, 2009

BEST BUY RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2008 AND 2007

	2008	2007

ASSETS:
Participant-directed investments — at fair value	$592,312,270	$761,127,110

Receivables:
Participant contributions	1,412,596	2,003,185
Employer contributions	971,694	1,370,106
Rollover contributions	4,279	—
Other receivable	1,547	6,565

Total receivables	2,390,116	3,379,856

Total assets	594,702,386	764,506,966

LIABILITIES:
Amounts due to brokers for securities purchased	518,180	—
Accrued expenses	659,710	64,785
Other payable	6,516	—

Total liabilities	1,184,406	64,785

NET ASSETS AVAILABLE FOR BENEFITS — At fair value	593,517,980	764,442,181

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS (Notes 2 and 4)	12,848,579	1,575,601

NET ASSETS AVAILABLE FOR BENEFITS	$606,366,559	$766,017,782

See notes to financial statements.

BEST BUY RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007

CONTRIBUTIONS:
Participant	$88,626,026	$79,193,215
Employer	55,320,030	48,820,718
Rollovers	1,900,157	3,065,604

Total contributions	145,846,213	131,079,537

INTEREST AND DIVIDEND INCOME	10,126,784	3,229,409

NET REALIZED AND UNREALIZED (DEPRECIATION) APPRECIATION IN FAIR VALUE OF INVESTMENTS (NOTE 3)	(251,769,993)	30,027,485

Total investment (loss) gain	(95,796,996)	164,336,431

BENEFITS PAID TO PARTICIPANTS	(61,216,323)	(86,523,272)

ADMINISTRATIVE EXPENSES	(2,637,904)	(831,878)

Total benefits paid and expenses	(63,854,227)	(87,355,150)

NET (DECREASE) INCREASE BEFORE PLAN TRANSFERS	(159,651,223)	76,981,281

NET TRANSFERS OUT OF PLAN (Note 1)	—	(2,210,374)

(DECREASE) INCREASE IN NET ASSETS	(159,651,223)	74,770,907

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	766,017,782	691,246,875

End of year	$606,366,559	$766,017,782

See notes to financial statements.

BEST BUY RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1.                      DESCRIPTION OF THE PLAN

The following description of the Best Buy Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Plan is a profit-sharing plan with a “cash or deferred” salary reduction savings arrangement intended to qualify under Internal Revenue Code (the “Code”) § 401(k). Eligible employees of Best Buy Co., Inc. (the “Company”) may participate after reaching the age of 18 and completing a minimum period of service. Employees will begin participation in the Plan the first day of the month coincident with or following the date the eligibility requirements are met. If an employee is scheduled to work at least 32 hours per week, the employee becomes eligible to participate in the Plan upon completion of 60 days of continuous employment. If an employee is scheduled to work fewer than 32 hours per week, the employee becomes eligible upon completion of at least 1,000 hours of service in a 12-month service period. The Rewards Investment and Finance Committee and Rewards Sponsor Committee have been delegated the Company’s fiduciary and/or administrative responsibilities under the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Plan. The members of the Rewards Investment and Finance Committee and Rewards Sponsor Committee are appointed by the Board of Directors of the Company. JPMorgan Chase Bank N.A. serves as the trustee of the Plan. Hewitt Associates, LLP serves as the recordkeeper. The Plan is subject to the provisions of ERISA.

Contributions — Each year, participants may contribute up to 50% of their pretax annual compensation, as defined in the Plan, subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 100% of the participant’s eligible contributions that do not exceed 3% of compensation, plus 50% of eligible contributions that exceed 3%, but do not exceed 5% of compensation.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions and the Company’s matching contributions into any of the 18 different investment funds or into Company stock offered by the Plan.

Vesting — Participants are vested immediately in their contributions, plus actual earnings thereon. Effective January 1, 2007, the Plan was amended to adopt a safe harbor matching contribution provision intended to satisfy Section 401(k)(12)(B) of the Code. This provision provides that the participants’ account balances holding such safe harbor matching contributions will be immediately 100% vested. However, the amendment was not intended to change the current five-year graduated vesting schedule for employer-matching contributions made for periods before January 1, 2007. Participants will be 100% vested in their non-safe harbor matching contributions five years from the date of their hire or at the time of death, disability, or retirement, provided the person has reached normal retirement age.

Participant Loans — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at the rate of the prime interest rate, plus one percentage point on the first business day of the month in which the loan is processed. Loans require repayment within five years from the loan date, unless the loan is for the purchase of the participant’s primary residence, in which case the repayment term is up to 15 years. Principal and interest is paid ratably through biweekly payroll deductions.

Payment of Benefits — On termination of service, a participant generally will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, subject to certain Plan restrictions. Participants may also withdraw some or all of their account balances prior to termination, subject to certain Plan restrictions.

Forfeitures — Forfeited nonvested accounts are used to either reduce Company-matching contributions or to pay Plan expenses in accordance with the provisions of the Plan. The balance of forfeited nonvested accounts at December 31, 2008 and 2007, was $989,983 and $2,237,699, respectively. In 2008 and 2007, administrative expenses and Company-matching contributions of $3,978,223 and $531,740, respectively, were paid with forfeitures. In 2008 and 2007, total forfeitures were $1,971,024 and $2,763,917, respectively.

Plan Merger and Transfer — Effective June 11, 2007, the Plan was amended to address the divestiture of EQ-Life.

Effective July 5, 2007, the Company directed the trustee to transfer to the trustee of EQ-Life’s 401(k) Plan the accrued benefits of the transferred employees under the Company’s 401(k) Plan, an amount of cash (plus the unpaid balance of any participant loans included in such accrued benefits) from the Company’s 401(k) Plan equal in value to its liability for such accrued benefits, and the promissory notes and security agreements related to any such loans.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements and supplemental schedule of the Plan were prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value, except for the investment contract valued at contract value, as disclosed in Note 4. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value was determined as follows: the net asset values for the Artisan Small-Cap Value Fund, Barclays S&P 500 Equity Index Fund, Hotchkis & Wiley Large-Cap Value Fund, Marsico Growth Fund, MFS Institutional International Equity Fund, Morgan Stanley Institutional Small Company Growth Fund, PIMCO Total Return Fund, and BGI LifePath Funds are determined by the net asset value of the underlying shares. The market value of the Best Buy Co., Inc. Stock Fund is determined by the quoted market price of the underlying shares. Participant loans are valued at their outstanding principal balances, which approximates fair value.

In accordance with Financial Accounting Standards Board (FASB) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded as received.

Payment of Benefits — Benefits are recorded when paid. At December 31, 2008 and 2007, there were no amounts allocated to accounts of persons who had elected to withdraw from the Plan but had not been paid.

Administrative Expenses — Certain Plan administration costs were paid through forfeited Company-matching contributions.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the Code’s limits.

New Accounting Pronouncements — In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements. SFAS No. 157 established a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for the Plan January 1, 2008. The Plan has included the required new disclosures below. The prospective adoption did not impact the Plan’s Statement of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy prescribed by SFAS No. 157 contains three levels as follows:

Level 1 — Unadjusted quoted prices that are available in active markets for the identical assets or liabilities at the measurement date.

Level 2 — Other observable inputs available at the measurement date, other than quoted prices included in Level 1, either directly or indirectly, including:

a.               Quoted prices for similar assets or liabilities in active markets;

b.              Quoted prices for identical or similar assets in non-active markets;

c.               Inputs other than quoted prices that are observable for the asset or liability; and

d.              Inputs that are derived principally from or corroborated by other observable market data.

Level 3 — Unobservable inputs that cannot be corroborated by observable market data and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management’s estimates of market participant assumptions.

The fair value hierarchy requires the use of observable market data when available. In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest level of input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset or liability. The following table sets forth, by level within the fair value hierarchy, the Plan financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2008, according to the valuation techniques we used to determine their fair values.

INVESTMENTS AT FAIR VALUE AS OF DECEMBER 31, 2008

	Level 1	Level 2	Level 3	Total

JPMorgan Short-Term Investment Fund	$—	$3,618,591	$—	$3,618,591
Participant Loans	—	28,194,715		28,194,715
Common Stock	148,912,565	—	—	148,912,565
Registered Investments	213,921,163	—	—	213,921,163
Pooled Funds	—	77,801,491	—	77,801,491
Synthetic Guaranteed Investment Contracts	—	119,863,745	—	119,863,745

Total	$362,833,728	$229,478,542	$—	$592,312,270

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

JPMorgan Short-Term Investment Fund — Valued at transaction price. Carrying value of JPMorgan Short-Term Investment Fund approximates fair value as maturities are less than three months.

Participant Loans — Valued at remaining unpaid principal balance, plus accrued interest, which approximates fair value.

Common Stock — Valued at the closing price reported on the active market on which the individual securities are traded.

Registered Investments/Pooled Funds — There assets are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund excluding transaction costs, minus its liabilities and then divided by the number of shares outstanding.

Synthetic Guaranteed Investment Contracts — The fair value of the Synthetic Guaranteed Investment Contracts are based on the underlying investments.  This fund invests in a portfolio of U.S. government treasuries an intermediate bond fund and a liquidity fund.  The fair value of the wrapper contracts are based on the wrap contract fees provided by the insurance companies.  They have a fair value of $144,681 at December 31, 2008 and are included in the Synthetic Guaranteed Investment Contracts above.

3.                      INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007, were as follows:

	2008	2007

Best Buy Co., Inc. Stock Fund	$150,382,749	$258,449,034
JPMC Intermediate Bond Fund *	98,799,485	86,036,998
MFS Institutional International Equity Fund	46,463,113	75,505,575
Artisan Small-Cap Value Fund	48,396,041	63,202,669
Marsico Growth Fund	34,474,649	60,103,570
Barclays S&P 500 Equity Index Fund	35,895,367	53,551,502
Vanguard Balanced Index Fund	—	43,186,053
PIMCO Total Return Fund	45,243,067	31,936,545

* Nonparticipant directed

During 2008 and 2007, the Plan’s investments (including gains and losses on investments purchased and sold as well as held during the year) (depreciated) and appreciated in value as follows:

	2008	2007

Common stock	$(117,866,998)	$16,907,057
Registered investment funds	(100,863,594)	9,449,195
Common/collective funds	(33,039,401)	3,671,233

Net (depreciation) appreciation in fair value of investments	$(251,769,993)	$30,027,485

4.                      INVESTMENT CONTRACTS

The Plan has a Stable Value Fund that invests in an intermediate investment grade fixed-income portfolio paired with fully benefit-responsive investment contracts structured by JPMorgan Investment

Management, Inc. (JPMorgan). JPMorgan maintains the contributions in a wrapped fixed income account, and the Stable Value Fund is credited with earnings based on the experience of the underlying investments and charged for administrative expenses. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by JPMorgan. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value. For example, the Plan contains a 20% book value corridor that permits up to 20% of the Stable Value Fund to be redeemed in a given year for certain Plan events. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. JPMorgan may not terminate the contract at any amount less than contract value.

The fully benefit-responsive contracts, which are issued by insurance companies and banks, contractually agree to provide principal preservation of participant balances, plus earn an interest rate that is specific to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of the contract will track current market yields on a trailing basis. For 2008 and 2007, yield computations excluded Investment advisor fees.

	2008	2007

Average yields:
Based on annualized earnings (1)	6.04%	6.68%
Based on interest rate credited to participants (2)	3.23	5.44

(1)          Computed by dividing the annualized one-day actual earnings of the underlying investments on the last day of the Plan year by the fair value of the investments on the same date.

(2)          In 2008 and 2007, the computation used gross annualized one-day earnings, respectively.

5.                      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

During 2008 and 2007, the Plan’s stock fund transactions related to the Plan sponsor’s common were as follows:

	2008	2007

Number of common shares purchased	1,738,589	460,619

Cost of common shares purchased	$60,556,935	$22,237,432
Number of common shares sold	1,376,725	1,399,673
Market value of common shares sold	$56,163,321	$68,265,937
Cost of common shares sold	$41,424,751	$39,036,667

Certain Plan investments are shares of mutual funds managed by JP Morgan Chase Bank N.A. JPMorgan Asset Management manages the Synthetic Guaranteed Investment Contract. JP Morgan Chase Bank N.A. is the trustee of the Plan. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

6.                      PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan terminated, participants would become 100% vested in the Company’s contributions.

7.                      TAX STATUS

The IRS has determined and informed the Company by a letter dated August 6, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. The Plan had been amended since receiving the determination letter. The Plan has several operational errors occur during the Plan year. The Plan’s Sponsor has taken and will take the necessary corrective action in accordance with the acceptable correction methods of the Employee Plans Compliance Resolution System (“EPCRS”). The Plan Sponsor believes the Plan has maintained its tax-exempt status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.                      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007:

	2008	2007

Net assets available for benefits per the financial statements	$606,366,559	$766,017,782
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(12,848,579)	(1,575,601)
Deemed loan activity	(331,297)	(173,963)

Net assets available for benefits per Form 5500	$593,186,683	$764,268,218

As of December 31, 2008 and 2007, the following is a reconciliation of changes in net assets available for Plan benefits as presented in these financial statements and Form 5500:

	2008	2007

(Decrease)increase in net assets per statement of changes in net assets available for plan benefits	$(159,651,223)	$74,770,907
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(11,272,978)	(733,875)
Deemed loan activity	(157,334)	(30,711)
JPMorgan Liquidity Fund activity	—	(46,731)

Net (loss) income — per Form 5500	$(171,081,535)	$73,959,590

* * * * * *

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT

TO THE REQUIREMENTS OF FORM 5500

BEST BUY RETIREMENT SAVINGS PLAN

(Plan Number 002)

(Employer Identification Number 41-0907483)

SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2008

Description of Investment		Current Value
	Interest-Bearing Cash	$2,148,407
	REGISTERED INVESTMENT COMPANIES:
	Artisan Small-Cap Value Fund	48,396,041
	PIMCO Total Return Fund	45,243,067
	Hotchkis & Wiley Large-Cap Value Fund	21,652,203
	Marsico Growth Fund	34,474,649
	MFS Institutional International Equity Fund	46,463,113
	Morgan Stanley Institutional Small Company Growth Fund	17,692,090

	Total registered investment companies	213,921,163

	Barclays S&P 500 Equity Index Fund	35,895,367
	BGI Lifepath Retirement	3,348,655
	BGI Lifepath 2010	1,428,351
	BGI Lifepath 2015	2,871,689
	BGI Lifepath 2020	4,333,549
	BGI Lifepath 2025	6,233,634
	BGI Lifepath 2030	5,915,081
	BGI Lifepath 2035	5,927,103
	BGI Lifepath 2040	5,036,141
	BGI Lifepath 2045	4,284,607
	BGI Lifepath 2050	2,527,314

	Total pooled funds	77,801,491

	BEST BUY CO., INC. STOCK FUND:
*	Best Buy Co., Inc. Common Stock	148,912,565
*	JPMorgan Domestic Liquidity Variable Rate, maturity date December 31, 2049	1,470,184

	Total Best Buy Co., Inc. Stock Fund	150,382,749

	SYNTHETIC INVESTMENT CONTRACT — JPMorgan:
*	Aegon Wrapped Bonds	75,012
*	State Street Bank Wrapped Bonds	69,669
*	IXIS Financial Wrapped Bonds	—
*	JPMCB Liquidity Fund Variable Rate	20,391,994
	U.S. Treasury Note, 2.1%, June 31, 2009	66,480
	U.S. Treasury Note, 2.1%, January 31, 2010	50,916
	U.S. Treasury Note, 2.0%, February 28, 2010	66,171
	U.S. Treasury Note, 2.6%, May 31, 2010	51,510
	U.S. Treasury Note, 2.4%, August 31, 2010	97,883
	U.S. Treasury Note, 2.0%, September 30, 2010	179,402
	U.S. Treasury Note, 1.5%, October 31, 2010	15,223
*	JPMCB Intermediate Bond Fund	98,799,485

	Total synthetic investment contract	119,863,745

*	PARTICIPANT PROMISSORY NOTES, 5.0%-10.5% interest rate range and maturity dates range from January 1, 2008 to October 21, 2023	28,194,715

		$592,312,270

*       Denotes party-in-interest.

Note: Cost information is not required for participant-directed investments and, therefore, is not included.

Best Buy Retirement Savings Plan

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Best Buy Retirement Savings Plan

Date: June 29, 2009	/s/ Susan S. Grafton
Susan S. Grafton
Vice President, Controller and Chief Accounting Officer